Exhibit 11.1

Schedule Regarding Computation of Per Share Earnings
(OOO’s except per share data)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2001	2000	2001	2000
Net income	$26,137	$ 3,336	$18,936	$ 1,978
Less: preferred stock dividends	(3,587)	(1,575)	(2,505)	(525)

Income availabe to common stockholders	$22,550	$ 1,761	$16,431	$ 1,453

Weighted average common shares	10,012	7,087	10,038	11,186
Common equivalent shares:
Dilutive warrants	344	—	210	—
Dilutive stock options	150	7	535	6

Dilutive weighted average shares outstanding	10,506	7,094	10,783	11,192

Basic earnings per share	$2.61	$0.25	$1.89	$0.18

Diluted earnings per share	$2.49	$0.25	$1.76	$0.18

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